# Dreyfus California Tax Exempt Money Market Fund

**SEMIANNUAL REPORT** September 30, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**®

A MELLON FINANCIAL COMPANY℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus California Tax Exempt Money Market Fund covers the six-month period from April 1, 2005, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates steadily and gradually over the past six months in its ongoing effort to move away from its previously accommodative monetary policy. As short-term interest rates climbed, so did yields of tax-exempt money market instruments. At the same time, money market funds continued to meet investors' needs for liquidity and stability of principal.

Although recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook, most economists currently believe that the Fed is likely to continue to raise short-term interest rates over the near term until they reach a level that neither stimulates nor restricts economic activity. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



## DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

### How did Dreyfus California Tax Exempt Money Market Fund perform during the period?

For the six-month period ended September 30, 2005, the fund produced an annualized yield of 1.79%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 1.81%.[1]

Money market yields climbed steadily over the reporting period as the Federal Reserve Board (the "Fed") continued to raise the overnight federal funds rate at each of four meetings of its Federal Open Market Committee ("FOMC").

### What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in municipal obligations that provide income exempt from federal and California state personal income taxes.

In managing the fund, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's weighted average maturity in anticipation of what we believe to be supply-and-demand changes in California's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the fund's weighted average maturity, which should position the fund to purchase new securities with then-current higher yields, if higher yields materialize as a result of an increase in short-term supply.

Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which would tend to lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

### What other factors influenced the fund's performance?

In response to relatively robust economic growth — including rising corporate and consumer spending and a gradually improving labor market — the Fed raised short-term interest rates at each of four FOMC meetings during the reporting period, driving the overnight federal funds rate from 2.75% to 3.75%. As short-term interest rates moved steadily higher, so did tax-exempt money market yields.

The fund also was influenced by an improving credit environment in California. The state enjoyed higher levels of private-sector employment and personal income during the reporting period, which helped support tax revenues and economic growth. In addition, the state issued a lower volume of tax-exempt money market instruments than the same period one year ago, when California relied more heavily on short-term financing in advance of the issuance of longer-term Economic Recovery Bonds as part of the state government's response to California's fiscal crisis. At the same time, investor demand among California residents has remained strong in the growing economy, putting downward pressure on yields.

In this economic environment, we generally maintained our focus on securities with maturities of six months or less. This strategy was designed to maintain liquidity and keep funds available for higher-yielding tax-exempt instruments as they became available. However, most money market funds adopted a similar strategy, and the industry's weighted average maturity in May 2005 fell to the shortest point on record. In our attempts to capture opportunities for higher yields, we maintained the fund's weighted average maturity in a range that was modestly longer than industry averages for most of the reporting period.

To achieve this position, we found relatively attractive yields from commercial paper with maturities between three and five months. While we also identified a limited number of attractive values among municipal notes in the secondary market, we generally did not participate in California's annual issuance of one-year notes during the summer. Indeed, our focus on commercial paper enabled us to avoid locking in yields of one-year notes in the rising interest-rate environment.

### What is the fund's current strategy?

While recent economic data suggest that the U.S. economy continues to grow at a sustained pace, the Gulf Coast hurricanes and soaring energy prices have added a degree of uncertainty to the economic outlook. Nonetheless, we expect the Fed to continue to raise short-term interest rates at upcoming FOMC meetings in its efforts to forestall inflationary pressures. Accordingly, we have continued to focus on shorter-term instruments that give the fund the liquidity it needs to capture higher yields should they arise, and we recently allowed the fund's weighted average maturity to fall toward a point we consider in line with industry averages. Of course, we are prepared to revise our strategies as economic and market conditions change.

October 17, 2005

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus California Tax Exempt Money Market Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended September 30, 2005

| | |
|---|---|
| Expenses paid per $1,000† | $ 3.32 |
| Ending value (after expenses) | $1,009.00 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

| | |
|---|---|
| Expenses paid per $1,000† | $ 3.35 |
| Ending value (after expenses) | $1,021.76 |

† *Expenses are equal to the fund's annualized expense ratio of .66%; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

| Tax Exempt Investments—98.6% | Principal Amount ($) | Value ($) |
|---|---|---|
| **California—98.5%** | | |
| Alameda-Contra Costa Schools Financing Authority, COP (Capital Improvements Financing Projects) 2.84% (LOC; KBC Bank) | 500,000 [a] | 500,000 |
| California, GO Notes: | | |
| 2.75% (LOC: Bank of America, Bank of Nova Scotia, and Landesbank Hessen-Thuringen Girozentrale) | 5,000,000 [a] | 5,000,000 |
| 2.80% (Liquidity Facility; Merrill Lynch) | 9,155,000 [a] | 9,155,000 |
| 3.99%, 10/1/2005 | 100,000 | 100,000 |
| CP 2.55%, 10/12/2005 (Liquidity Facility: Lloyds TSB Bank, Societe Generale, National Australia Bank, Bank of Nova Scotia, Royal Bank of Scotland and KBC Bank) | 3,000,000 | 3,000,000 |
| (Kindergarten University) 2.75% (LOC: Citibank, National Bank of Australia and State Street Bank and Trust Co.) | 5,000,000 [a] | 5,000,000 |
| (Merlots Program) 2.76% (Insured; FSA and Liquidity Facility; Wachovia Bank) | 1,000,000 [a] | 1,000,000 |
| California Economic Recovery, GO Notes 3.87%, 1/1/2006 | 1,000,000 | 1,003,264 |
| California Educational Facilities Authority, College and University Revenue: | | |
| (University of Judaism) 2.73% (LOC; Allied Irish Bank) | 3,300,000 [a] | 3,300,000 |
| (University of Southern California) 4.58%, 10/1/2005 | 100,000 | 100,000 |
| California Infrastructure and Economic Development Bank: | | |
| IDR: | | |
| (Lance Camper Manufacturing Corp.) 2.75% (LOC; Comerica Bank) | 1,180,000 [a] | 1,180,000 |
| (Murrietta Circuits Project) 2.81% (LOC; Comerica Bank) | 4,400,000 [a] | 4,400,000 |
| Revenue (Los Angeles SPCA Project) 2.70% (LOC; The Bank of New York) | 6,200,000 [a] | 6,200,000 |
| California Pollution Control Financing Authority: | | |
| SWDR: | | |
| (AG Resources III LLC Project) 2.80% (LOC; Key Bank) | 2,780,000 [a] | 2,780,000 |
| (Burrtec Waste Industries Inc. Project) 2.80% (LOC; U.S. Bank NA) | 450,000 [a] | 450,000 |
| (Marborg Industries Project) 2.80% (LOC; Wachovia Bank) | 3,710,000 [a] | 3,710,000 |

| Tax Exempt Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **California (continued)** | | |
| California Pollution Control | | |
| Financing Authority (continued): | | |
| SWDR (continued): | | |
| (Mission Trail Waste System) | | |
| 2.85% (LOC; Comerica Bank) | 2,100,000 a | 2,100,000 |
| (NAPA Recycling and Waste Services) | | |
| 2.90% (LOC; Union Bank of California) | 2,255,000 a | 2,255,000 |
| (Norcal Waste System Inc. Project) | | |
| 2.80% (LOC; Bank of America) | 3,625,000 a | 3,625,000 |
| (Sierra Pacific Industries Inc. Project) | | |
| 2.75% (LOC; Wells Fargo Bank) | 1,000,000 a | 1,000,000 |
| California School Cash Reserve Program Authority, | | |
| Revenue (Pool Program) | | |
| 3.94%, 7/6/2006 (Insured; AMBAC) | 3,000,000 | 3,028,791 |
| California State Public Works Board, LR, | | |
| 2.78% (Insured; XLCA and Liquidity Facility; | | |
| JPMorgan Chase Bank) | 1,100,000 a | 1,100,000 |
| California State University Institute, CP | | |
| 2.65%, 12/1/2005 (LOC; JPMorgan Chase Bank | | |
| and State Street Bank and Trust Co.) | 6,040,000 | 6,040,000 |
| California Statewide Communities Development Authority: | | |
| Revenue: | | |
| CP (Kaiser Permanente) 2.60%, 11/17/2005 | 3,500,000 | 3,500,000 |
| Health, Hospital and Nursing Home Revenue | | |
| (University Retirement Community at Davis) | | |
| 2.79%, (Insured; Radian and | | |
| Liquidity Facility; Bank of America) | 5,500,000 a | 5,500,000 |
| (Kaiser Permanente): | | |
| 2.72% | 5,600,000 a | 5,600,000 |
| 2.72% | 6,600,000 a | 6,600,000 |
| Private Schools Revenue (Saint Mary's and All Angels | | |
| School) 2.72% (LOC; Allied Irish Bank) | 8,250,000 a | 8,250,000 |
| TRAN 3.94%, 6/30/2006 | 3,000,000 | 3,027,706 |
| California Statewide Communities Development | | |
| Corporation, Industrial Revenue: | | |
| (Evapco Inc.) 2.80% (LOC; Bank of America) | 820,000 a | 820,000 |
| (Lustre California) 2.75% (LOC; Comerica Bank) | 2,940,000 a | 2,940,000 |
| (Pacific Bearings Company) 2.85% (LOC; Union | | |
| Bank of California) | 580,000 a | 580,000 |
| (Redline Project) 2.80% (LOC; California State | | |
| Teachers Retirement) | 805,000 a | 805,000 |

| Tax Exempt Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **California (continued)** | | |
| Chaffey Community College District, GO Notes 2.78% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 5,515,000 [a] | 5,515,000 |
| Desert Community College District, GO Notes (Putters Program) 2.78% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3,130,000 [a] | 3,130,000 |
| Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue: | | |
| 2.80% (Liquidity Facility; Citibank) | 5,000,000 [a] | 5,000,000 |
| 2.83% (Liquidity Facility; Merrill Lynch) | 1,730,000 [a] | 1,730,000 |
| Los Angeles Community Redevelopment Agency, MFHR (Views at 270) 2.81% (LOC; Citibank) | 1,000,000 [a] | 1,000,000 |
| Los Angeles Convention and Exhibition Center Authority, LR, Refunding 2.72% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale) | 2,700,000 [a] | 2,700,000 |
| Los Rios Community College District, TRAN 2.97%, 10/27/2005 | 325,000 | 325,227 |
| Maywood, COP (Infrastructure Financing Project) 2.77% (LOC; Allied Irish Bank) | 2,800,000 [a] | 2,800,000 |
| Port of Oakland, Airport Revenue 5.41%, 11/1/2005 (Insured; FGIC) | 320,000 | 320,731 |
| Riverside Community College District, GO Notes 2.78% (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank) | 4,275,000 [a] | 4,275,000 |
| Sacramento County Sanitation District, Financing Authority Revenue 2.77% (Insured; MBIA and Liquidity Facility; Citigroup Global Markets Holdings) | 2,235,000 [a] | 2,235,000 |
| San Diego Area Housing and Finance Agency, LR: | | |
| 2.85% (Liquidity Facility; Societe Generale) | 5,455,000 [a] | 5,455,000 |
| 2.85% (Liquidity Facility; Societe Generale) | 2,940,000 [a] | 2,940,000 |
| San Diego County, COP (Friends of Chabad) 2.77% (LOC; Comerica Bank) | 1,700,000 [a] | 1,700,000 |
| San Francisco City and County Airports Commission, International Airport Revenue, Refunding 3.91%, 5/1/2006 (Insured; MBIA) | 100,000 | 100,579 |
| San Juan Unified School District, GO Notes, TRAN 2.96%, 11/18/2005 | 3,000,000 | 3,003,665 |

| Tax Exempt Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **California (continued)** | | |
| San Luis Obispo County, COP (New County Government Center Project) 3.89%, 10/15/2005 (Insured; MBIA) | 375,000 | 375,322 |
| Santa Clara County Housing Authority, MFHR (Monte Vista Terrace Apartments) 2.80% (LOC; Union Bank of California) | 2,000,000 [a] | 2,000,000 |
| Sausalito, MFHR (Rotary Village Senior Housing Project) 2.73% (LOC; Bank of the West) | 1,200,000 [a] | 1,200,000 |
| Stockton Community Facilities District, Special Tax Revenue (Arch Road East) 2.75% (LOC; Wells Fargo Bank) | 2,100,000 [a] | 2,100,000 |
| Tulare-Porterville Schools Financing Authority, COP (2002 Refinancing Project) 2.70% (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 7,075,000 [a] | 7,075,000 |
| Vacaville Industrial Development Authority, Industrial Revenue, Refunding (Leggett & Platt Inc.) 2.80% (LOC; Wachovia Bank) | 1,600,000 [a] | 1,600,000 |
| Whittier, College and University Revenue, Refunding (Whittier College) 2.80% (Insured; Radian Bank and Liquidity Facility; The Bank of New York) | 3,000,000 [a] | 3,000,000 |
| **U.S. Related−.1%** | | |
| University of Puerto Rico, College and University Revenue 5.27%, 6/1/2006 (Insured; MBIA) | 100,000 | 101,500 |
| **Total Investments** (cost $163,331,785) | **98.6%** | **163,331,785** |
| **Cash and Receivables (Net)** | **1.4%** | **2,274,188** |
| **Net Assets** | **100.0%** | **165,605,973** |

## Summary of Abbreviations

| | | | | |
|---|---|---|---|---|
| **ACA** | American Capital Access | | **GNMA** | Government National Mortgage Association |
| **AGIC** | Asset Guaranty Insurance Company | | **GO** | General Obligation |
| **AMBAC** | American Municipal Bond Assurance Corporation | | **HR** | Hospital Revenue |
| **ARRN** | Adjustable Rate Receipt Notes | | **IDB** | Industrial Development Board |
| **BAN** | Bond Anticipation Notes | | **IDC** | Industrial Development Corporation |
| **BIGI** | Bond Investors Guaranty Insurance | | **IDR** | Industrial Development Revenue |
| **BPA** | Bond Purchase Agreement | | **LOC** | Letter of Credit |
| **CGIC** | Capital Guaranty Insurance Company | | **LOR** | Limited Obligation Revenue |
| | | | **LR** | Lease Revenue |
| **CIC** | Continental Insurance Company | | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **CIFG** | CDC Ixis Financial Guaranty | | | |
| **CMAC** | Capital Market Assurance Corporation | | **MFHR** | Multi-Family Housing Revenue |
| | | | **MFMR** | Multi-Family Mortgage Revenue |
| **COP** | Certificate of Participation | | **PCR** | Pollution Control Revenue |
| **CP** | Commercial Paper | | **RAC** | Revenue Anticipation Certificates |
| **EDR** | Economic Development Revenue | | **RAN** | Revenue Anticipation Notes |
| **EIR** | Environmental Improvement Revenue | | **RAW** | Revenue Anticipation Warrants |
| | | | **RRR** | Resources Recovery Revenue |
| **FGIC** | Financial Guaranty Insurance Company | | **SAAN** | State Aid Anticipation Notes |
| | | | **SBPA** | Standby Bond Purchase Agreement |
| **FHA** | Federal Housing Administration | | **SFHR** | Single Family Housing Revenue |
| **FHLB** | Federal Home Loan Bank | | **SFMR** | Single Family Mortgage Revenue |
| **FHLMC** | Federal Home Loan Mortgage Corporation | | **SONYMA** | State of New York Mortgage Agency |
| | | | **SWDR** | Solid Waste Disposal Revenue |
| **FNMA** | Federal National Mortgage Association | | **TAN** | Tax Anticipation Notes |
| | | | **TAW** | Tax Anticipation Warrants |
| **FSA** | Financial Security Assurance | | **TRAN** | Tax and Revenue Anticipation Notes |
| **GAN** | Grant Anticipation Notes | | **XLCA** | XL Capital Assurance |
| **GIC** | Guaranteed Investment Contract | | | |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| F1, F1+ | | VMIG1, MIG1, P1 | | SP1+, SP1, A1+, A1 | 97.7 |
| AAA, AA, A [b] | | AAA, AA, A [b] | | AAA, AA, A [b] | 1.3 |
| Not Rated [c] | | Not Rated [c] | | Not Rated [c] | 1.0 |
| | | | | | **100.0** |

† *Based on total investments.*
a *Securities payable on demand. Variable interest rate—subject to periodic change.*
b *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
c *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 163,331,785 | 163,331,785 |
| Cash | | 1,790,848 |
| Interest receivable | | 687,731 |
| Prepaid expenses | | 10,424 |
| | | **165,820,788** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 2(b) | | 68,601 |
| Payable for shares of Beneficial Interest redeemed | | 118,469 |
| Accrued expenses | | 27,745 |
| | | **214,815** |
| **Net Assets ($)** | | **165,605,973** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 165,589,706 |
| Accumulated net realized gain (loss) on investments | | 16,267 |
| **Net Assets ($)** | | **165,605,973** |
| **Shares Outstanding** | | |
| (unlimited number of $.01 par value shares of Beneficial Interest authorized) | | 165,656,026 |
| **Net Asset Value,** offering and redemption price per share ($) | | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **2,041,816** |
| **Expenses:** | |
| Management fee–Note 2(a) | 416,133 |
| Shareholder servicing costs–Note 2(b) | 54,364 |
| Professional fees | 36,402 |
| Custodian fees | 12,138 |
| Registration fees | 8,610 |
| Prospectus and shareholders' reports | 8,292 |
| Trustees' fees and expenses–Note 2(c) | 4,743 |
| Miscellaneous | 8,341 |
| **Total Expenses** | **549,023** |
| **Investment Income–Net** | **1,492,793** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):** | |
| Net realized gain (loss) on investments | 16,267 |
| Net unrealized (depreciation) on investments | (6) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **16,261** |
| **Net Increase in Net Assets Resulting from Operations** | **1,509,054** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended September 30, 2005 (Unaudited) | Year Ended March 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 1,492,793 | 1,188,646 |
| Net realized gain (loss) on investments | 16,267 | 4,098 |
| Net unrealized appreciation (depreciation) on investments | (6) | 6 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **1,509,054** | **1,192,750** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income–net** | **(1,492,793)** | **(1,188,646)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold | 232,803,052 | 293,780,094 |
| Dividends reinvested | 995,630 | 745,359 |
| Cost of shares redeemed | (241,830,827) | (261,405,568) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(8,032,145)** | **33,119,885** |
| **Total Increase (Decrease) in Net Assets** | **(8,015,884)** | **33,123,989** |
| **Net Assets ($):** | | |
| Beginning of Period | 173,621,857 | 140,497,868 |
| **End of Period** | **165,605,973** | **173,621,857** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended September 30, 2005 (Unaudited) | Year Ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .009 | .008 | .004 | .008 | .016 | .029 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.009) | (.008) | (.004) | (.008) | (.016) | (.029) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.80[a] | .81 | .43 | .81 | 1.58 | 2.94 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .66[a] | .67 | .67 | .68 | .64 | .65 |
| Ratio of net expenses to average net assets | .66[a] | .66 | .67 | .68 | .64 | .65 |
| Ratio of net investment income to average net assets | 1.79[a] | .81 | .43 | .81 | 1.55 | 2.89 |
| Net Assets, end of period ($ x 1,000) | 165,606 | 173,622 | 140,498 | 146,246 | 201,387 | 176,590 |

[a]  Annualized.
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus California Tax Exempt Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and California state income taxes, as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

**(b) Securities transactions and investment income**: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2005 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

**(b)** Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended September 30, 2005, the fund was charged $32,232 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $13,190 pursuant to the transfer agency agreement.

During the period ended September 30, 2005, the fund was charged $1,847 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $62,709, shareholder services plan fees $203, chief compliance officer fees $929 and transfer agency per account fees $4,760.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

# For More Information

**Dreyfus
California Tax Exempt
Money Market Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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